WOODSIDE

RECEIVED
2006 JAN 30 P 12:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 January 2006

06010489

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside Natural Gas Inc press release, lodged with the Australian Stock Exchange on 19 January 2006;
- Fourth Quarter Report for period ended 31 December 2005, lodged with the Australian Stock Exchange on 19 January 2006.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JAN 30 2006
THOMSON FINANCIAL

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

WOODSIDE

THURSDAY, 19 JANUARY 2006
6:30AM (WST)

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE NATURAL GAS INC PRESS RELEASE

Please find attached a press release distributed earlier today (Australian WST time) by Woodside Natural Gas Inc., a wholly-owned subsidiary of Woodside Petroleum Ltd.

For Immediate Release **Contact Wendy Mitchell: 310-461-1380**
January 18, 2006

Woodside Reviewing Off-Shore Options for Natural Gas Facility in California

LOS ANGELES -- Woodside Natural Gas Inc. has announced plans to seek approval for an off-shore sea-to-land pipeline that would bring a new secure supply of affordable natural gas to California.

Woodside's project, known as OceanWay, would use safe, state-of-the-art technology at least 15 miles off the coast of California and standard pipeline and storage facilities on land.

California imports 86 percent of its natural gas from the Gulf of Mexico, Canada and the Rockies. With those supplies declining, California natural gas costs have dramatically increased. Woodside Natural Gas, through its relationship with Woodside Energy Ltd. of Australia, has access to huge gas reserves in North Western Australia that can be delivered to California by ship to meet California's needs.

To ship natural gas it is cooled to a liquid form to make intercontinental shipping practical. Liquefied natural gas has 1/600th the volume of regular natural gas. Woodside's California project would use safe environmentally sensitive technology to convert the shipment of liquefied natural gas (LNG) back to regular natural gas at sea on board the ship.

Woodside has an excellent safety record, delivering 2,000 cargoes of liquefied natural gas – mostly from Australia to Japan – without a single major incident.

"Woodside has proven supplies of gas and a proven record of safe delivery," said Jane Cutler, president, Woodside Natural Gas. "We intend to provide a reliable supply of natural gas to curb the spiraling rise in prices. California deserves affordable energy; we can help ensure that happens."

The company is currently considering several sites. The criteria being used in the selection process include: a location remote from populated areas, minimum on-shore disruption and safe oceanographic conditions.

Once a permit application is filed, Woodside will seek approval from federal, state, and local agencies, including the U.S. Coast Guard and the California State Lands Commission, before the project proceeds.

"We have the experience and expertise," said Cutler. "We look forward to working with all regulators, policy makers, agencies and communities to develop a safe, reliable project that is the best natural gas solution for California."

Natural gas is safe and easy to distribute. There are more than 1 million miles of pipelines in the U.S. for long-distance and local delivery of natural gas to almost every home and business for heating, cooking, and hot water.

Woodside Natural Gas Inc is a wholly owned member of the group of companies owned by Woodside Petroleum Ltd. Woodside is Australia's largest publicly listed independent energy company (market capitalization $19 billion), and one of Australia's most successful explorers, developers and producers of natural gas. In Australia, Woodside operates the world-class North West Shelf Venture resource development, where it has developed a global reputation for reliable, safe and efficient delivery of liquefied natural gas.

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 19 JANUARY 2006
8:00AM (WST)

WOODSIDE

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

FOURTH QUARTER REPORT FOR PERIOD ENDED 31 DECEMBER 2005

Annual Highlights

- Annual production for 2005 of 59.7MMboe was 4% higher than that recorded in 2004 and exceeded the initial stated target of 56.6MMboe and revised stated target of at least 59.0MMboe.
- Record annual revenue of A$2,746.7M was 29% higher than 2004 primarily due to higher commodity prices.

Quarter Highlights

Production Volume

- Fourth quarter (Q4) 2005 production volumes of 14.8MMboe were 3% higher compared to the previous corresponding period; with higher contributions from LNG, condensate, Laminaria/Corallina oil and new production from the Gulf of Mexico.
- Q4 2005 production was 0.7% lower compared to the previous quarter, due to effects from natural field decline and operational issues (discussed later in the report).
- Record quarterly production was recorded for LNG, boosted by Train 4 production.

Sales Volume

- Q4 2005 sales volumes were 3% higher compared to the previous corresponding period and in line with the previous quarter.

Revenue

- Record quarterly sales revenue of A$758.9M was 31% higher than that of the previous corresponding period and 2% higher than the previous quarter.

Activities

- The Chinguetti, Otway and Enfield projects are on track to meet their individual schedules for start-up during 2006 and, in aggregate, remain in line with budget.
- In November, the Stybarrow oil field project was approved, with production expected in 2008.
- In December, the Angel gas field project was approved. It is expected to commence production in Q4 2008.
- Key commercial terms were agreed for the sale of 3.5 to 4 Mtpa of LNG from the proposed Pluto LNG project. As part of those terms, a Heads of Agreement between Woodside and Tokyo Gas was signed in December for the sale of between 1.5 and 1.75mtpa of LNG for 15 years from end-2010.
- In December Woodside sold its equity in the Blacktip gas field to Eni Australia BV and divested its shareholding in Hardman Resources Limited.
- Evaluation of the Woodside-operated Browse Basin LNG opportunity continued with the drilling and successful flow testing of the Calliance-1 well.
- Gulf of Mexico production continues to recover towards pre-Hurricane Katrina production levels.

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 31 December 2005 was:

		Q4 2005	Q3 2005	Q4 2004	12 months 2005	12 months 2004
DOMESTIC GAS	Deliveries (av.TJ/d)	264	266	261	278	278
NWSV LIQUEFIED NATURAL GAS (LNG)	Production (t)	512,850	469,387	495,323	1,933,440	1,548,142
	Sales Delivered (t)	478,337	473,917	489,469	1,906,945	1,492,705
	Cargoes Delivered	52	52	51	203	156
NWSV CONDENSATE	Production (bbl)	2,134,485	2,135,455	1,946,019	8,577,062	8,657,261
	Sales (bbl) [1]	2,273,878	2,120,822	1,918,760	8,748,172	8,730,105
COSSACK OIL	Production (bbl)	978,781	1,148,715	1,271,541	5,233,248	5,622,862
	Sales (bbl) [1]	943,911	1,149,216	1,278,107	5,240,473	5,636,375
NWSV LIQUEFIED PETROLEUM GAS (LPG)	Production (t)	40,048	39,643	29,431	145,122	126,632
	Sales (t) [1]	40,822	44,353	23,694	153,285	123,302
LAMINARIA OIL[2]	Production (bbl)	1,151,182	1,494,525	932,132	4,806,286	5,159,051
	Sales (bbl) [1]	1,321,175	1,079,644	984,700	4,580,141	5,094,162
LEGENDRE OIL	Production (bbl)	351,191	393,723	1,051,458	1,797,762	4,167,357
	Sales (bbl) [1]	302,430	606,616	1,068,741	1,888,932	3,957,536
MUTINEER – EXETER OIL	Production (bbl)	468,799	591,393	-	1,597,846	-
	Sales (bbl)	506,711	578,359	-	1,563,796	-
GULF OF MEXICO GAS[4]	Production (MMBtu)	1,578,043	397,979	-	1,976,022	-
	Sales (MMBtu)	1,578,043	397,979	-	1,976,022	-
GULF OF MEXICO CONDENSATE[4]	Production (bbl)	29,186	4,709	-	33,895	-
	Sales (bbl)	29,186	4,709	-	33,895	-
GULF OF MEXICO OIL[4]	Production (bbl)	2,111	865	-	2,976	-
	Sales (bbl)	2,111	865	-	2,976	-
Sub Total	**Production (boe)#**	**14,252,679**	**14,343,030**	**13,782,204**	**57,415,497**	**55,053,173**
	Sales (boe)#	**14,214,146**	**14,193,736**	**13,735,197**	**57,280,534**	**54,237,746**

Derived Volumes [3]

OHANET CONDENSATE ENTITLEMENT	Production (bbl)	335,955	348,229	344,039	1,355,449	1,404,086
	Sales (bbl)	335,955	348,229	344,039	1,355,449	1,404,086
OHANET (LPG) ENTITLEMENT	Production (t)	27,355	28,354	28,013	110,366	112,346
	Sales (t)	27,355	28,354	28,013	110,366	112,346
Sub Total	**Production (boe) #**	**559,927**	**580,381**	**573,398**	**2,259,082**	**2,323,928**
	Sales (boe) #	**559,927**	**580,381**	**573,398**	**2,259,082**	**2,323,928**

TOTAL	**Production (boe) #**	**14,812,606**	**14,923,411**	**14,355,602**	**59,674,579**	**57,377,101**
	Sales (boe) #	**14,774,073**	**14,774,117**	**14,308,595**	**59,539,616**	**56,561,674**

1 Woodside adopted an entitlement method of recognising sales from 1 January 2005. Prior year comparatives have been restated, in accordance with Australian equivalents to International Financial Reporting Standards, to reflect the sales volumes that would have been disclosed had this policy been in place during the prior year. Under this method, any under or over lift in sales volumes for the period is adjusted to reflect Woodside's proportionate share of total venture sales. Previously, sales were accounted for on a 'physical' basis, with no allowance being made for under or over lifting.

2 2005 production and sales volumes include Woodside's additional interest in the Laminaria-Corallina production licence following Woodside's acquisition of Shell's 16.67% interest in AC/L5, effective 11 March 2005.

3 Derived volumes have been calculated using a 10 year long-term average oil price of US$24/bbl. Prior year comparatives have been restated accordingly.

4 Gulf of Mexico production and sales volumes are a result of the acquisition of Gryphon Exploration Company, effective 31 August 2005 and are net of royalties.

\# Conversion Factors (see page 3)

Conversion Factors

(boe) = barrel of oil equivalent (TJ)= Terajoules (t) = tonne (bbl) = barrel (MMBtu) = Million British Thermal Units

Product	Factor		Conversion Factors*
Domestic Gas	1TJ	=	163.6 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe
Condensate	1 bbl	=	1.000 boe
Oil	1 bbl	=	1.000 boe
Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe
Gulf of Mexico Gas	1 MMBtu	=	0.1724 boe

* *minor changes to some conversion factors can occur over time due to gradual changes in the process stream.*

PRODUCTION ACTIVITIES

AUSTRALIA

- **North West Shelf Venture:**

Domestic Gas: Production of 548 TJ per day (Woodside share: 264 TJ per day) decreased slightly from 560 TJ per day (Woodside share: 266 TJ per day) in the previous quarter, due to lower customer demand.

LNG: Production of 33,447 tonnes per day (Woodside share: 5,574 tonnes per day) was higher than the previous quarter of 30,612 tonnes per day (Woodside share: 5,102 tonnes per day) due to high system availability and further optimisation of LNG Train 4. Train 4 restarted on 5 October 2005 after being shutdown on 28 August 2005 to repair the compressor blades and rotor.

Condensate: Production of 101,155 bbl per day (Woodside share: 23,201 bbl per day) was higher than the previous quarter of 99,362 bbl per day (Woodside share: 23,211) due to higher gas rates, high system availability and strong reservoir performance.

Cossack Pioneer oil: Production of 63,833 bbl per day (Woodside share: 10,639 bbl per day) was lower than the previous quarter of 74,916 bbl per day (Woodside share 12,486 bbl per day) due to the '*Cossack Pioneer*' being taken off-station for an 11-day annual shutdown in October 2005. The routine maintenance shutdown was successfully completed on schedule.

The Wanaea-1 well, which was shut-in on 15 June 2005 returned to production on 21 November 2005 at 22,500 bbl per day (Woodside share: 3,750 bbl per day) after repair of the wellhead. The Wanaea-7 well was also shut-in on 15 June 2005 and returned to production on 6 January 2006.

Development drilling of the Wanaea South well commenced during the quarter, with production expected in Q2 2006. Work also continued on the installation of the subsea gas lift system to the Wanaea, Lambert and Hermes fields, with additional production expected in Q1 2006.

The Cossack Pioneer disconnected from its riser turret mooring on 8 January to avoid Tropical Cyclone Clare. On 11 January, when the Cossack Pioneer was reconnecting, the hydraulic winch jammed and subsequently the lifting wire broke. Production is expected to resume in mid February once repairs have been completed. The North West Shelf Venture participants' sellers are working with customers to minimise the subsequent impact on crude oil deliveries however delays are expected.

LPG: Production of 2,612 tonnes per day (Woodside share: 435 tonnes per day) increased slightly from the previous quarter of 2,585 tonnes per day (Woodside share: 431 tonnes per day) due to higher system availability.

- **Laminaria and Corallina Oil**

Combined production was lower than the previous quarter at 18,973 bbl per day (Woodside share: 12,513 bbl per day) due to the shut-in of Laminaria-2 (awaiting repair of subsea flowline) and repairs to a Corallina subsea control module (carried out in November 2005). In addition, on 16 November 2005 the Laminaria-8 well was shut-in until repairs can be made to the sub-sea wellhead. Repairs to Laminaria-2 and Laminaria-8 are expected to be carried out in Q2 and Q3 2006. Prior to being shut-in Laminaria-2 and Laminaria-8 were producing at 3,500 bbl per day and 4,500 bbl per day respectively (Woodside share: 2,123 bbl per day and 2,729 bbl per day). As expected, natural field decline continued for the producing wells.

- **Legendre**

Production of 8,309 bbl per day (Woodside share: 3,817 bbl per day) was lower compared to the previous quarter of 9,316 bbl per day (Woodside share: 4,280 bbl per day) due to natural field decline. Efforts continued in reservoir management to reduce the rate of natural field decline.

- **Mutineer-Exeter**

  Production of 62,142 bbl per day (Woodside share: 5,096 bbl per day) was lower than the previous quarter of 78,392 bbl per day (Woodside share: 6,428 bbl per day) due to natural field decline. All Electric Submersible Pumps have now been commissioned with two currently in use to optimise reservoir production performance.

AFRICA

- **Ohanet**

  The Ohanet Joint Venture received their full revenue entitlement of US$13.4m for the three months from October to December 2005 which equates to 335,955 barrels of condensate and 27,355 tonnes of LPG. These derived volumes were calculated using a 10-year average price of US$24 per bbl.

UNITED STATES

- **Gulf of Mexico**

  During the quarter, daily production levels rose from 10% of pre-Hurricane Katrina levels to 88%, (from 3.2 MMcf per day to 29.6 MMcf per day) and volumes are expected to return to 100% of pre-hurricane levels in early January 2006. **Woodside's share of production during the quarter was 31,297 bbl of liquids and 1,578,043 MMBtu (1,467,950 Mcf). These volumes are equivalent to 303,373 boe.**

DEVELOPMENT ACTIVITIES

AUSTRALIA

- **North West Shelf Venture**

  LNG Phase V Expansion project: To date, 50% of the project's approved budget has been committed. Work has commenced in Indonesia where pre-assembled modules are being fabricated. Contracts have been awarded for the construction of the second berth and jetty and greenfield civil works. During Q1 2006, it is planned to award the remaining major contracts including civil brownfield, painting and insulation, mechanical erection, and electrical and instrumentation. Ongoing activities include engineering and procurement, site preparation and civil foundation works. The project is on schedule for production by Q4 2008.

  Perseus over Goodwyn project: Engineering, procurement and contracting activities are progressing to schedule for a 1H 2007 start-up. The fabrication of subsea hardware and linepipe insulation coating are progressing to meet the installation timeline.

  Goodwyn Low Pressure Train project: Work is progressing towards an expected start up in 2H 2006. Offshore, modifications on the Goodwyn platform are nearing completion and pre-commissioning /commissioning activities are progressing to schedule.

  Angel project: The project was approved on 15 December 2005. Engineering and procurement activities are on schedule and the topsides installation contract has been awarded. Tender evaluation is ongoing for jacket and deck fabrication contracts. The project is expected to commence production in Q4 2008.

- **Otway Gas project**

  The project remains on schedule for a mid-2006 start-up. Offshore, the platform jacket installation activities have commenced and pipelay operations are progressing. The deck structure is in Geelong and ready for installation on completion of jacket installation works. The Onshore Gas Plant construction is progressing.

- **Enfield Oil project**

  The project is on schedule for a Q4 2006 start-up. Construction of the Floating Production Storage and Offloading ("FPSO") vessel '*Nganhurra*' is well advanced with topsides close to final configuration and FPSO pre-commissioning/commissioning operations underway. The final water injection well was finished in December and completion of three water injection wells will occur in Q1 2006.

- **Stybarrow Oil project**

  The Stybarrow project was approved in November 2005. This is an FPSO-based oil development off the North West Cape, Western Australia. The FPSO will be operated under a Service Agreement, and capital expenditure of approximately US$600 million (100%) is required to complete the development (facilities and wells). Production of up to 80,000 bbl per day is scheduled during 2008.

- **Pluto**

  Planning continues for an LNG plant in the Pilbara with foundation gas supply from the Pluto field. Further drilling to appraise the field was in progress at end-2005.

Agreement has been reached with North Asian customers (including a Heads of Agreement with Tokyo Gas for 1.5 and 1.75mtpa of LNG, announced in December 2005) for the supply of between 3.5 and 4 Mtpa of LNG over a 15 year period (with a 5 year extension option). The Heads of Agreement also provides for Tokyo Gas to purchase a 5% equity interest in the Pluto project.

- **Browse**

Following on from a successful appraisal program and concept screening in 2005, plans for 2006 include a further 4 appraisal wells and development concept definition studies.

AFRICA

- **Mauritania - Chinguetti Project**

The project remains on schedule for first oil in February 2006. With the exception of the production flowlines/risers, all subsea systems have been installed. The *'Berge Helene'* FPSO has successfully completed mooring hook-up operations at site.

UNITED STATES – Gulf of Mexico

- **Atwater Valley 618 - 'Neptune Project'** (20% working interest; 17.5 % net revenue interest)

Fabrication of tension leg platform continues on schedule however hurricane delays have put pressure on the current timetable. Oil and gas export contracts have been signed and fabrication of export pipelines is underway. Due to hurricane damage, the drilling rig's arrival has been delayed until April 2006 however this is not expected to delay first oil, scheduled for late 2007.

- **Brazos A039 - 'Midway Project'** (50 % working interest; 39.1667% net revenue interest)

The Midway development is primarily complete except for delays in the deck and heliport installation due to limited vessel availability. First production is expected from end-Q1 2006 at 1,370 Mcf Woodside share.

- **Vermillion 16 - 'King Kong'** (20% working interest; 16.7% net revenue interest)

Production from the King Kong field commenced in December 2005 through two producing wells (King Kong-1 on 22 December and King Kong-2 on 30 December). Production in early 2006 has averaged 3,000 Mcf and 140 bbl oil per day Woodside share and is expected to build to 5,810 Mcf and 330 bbl oil per day by the end of Q1 2006.

- **Mustang Island 804 - 'Mustang Island'** (75% working interest, 62.25% net revenue interest)

The pipeline and structure has been installed on the Mustang Island 804-1 well with completion expected in Q1 2006. Expected flow rates of 25 MMcf per day Woodside share.

- **Galveston 298** (100% working interest, 82.3% net revenue interest)

The platform and pipeline installation for the Galveston 298-1 well is expected to start in Q1 2006. First production is expected in Q1 2006 at 4 MMcf per day Woodside share.

- **Galveston 210** (16.67%; working interest, 13.30% net revenue interest)

The A2 well was drilled and completed in Q2 2005 however production has been limited due to pipeline restrictions. Installations and first production is expected Q1 2006 with estimated flow rates of 1.7 MMcf per day and 85 bbl per day Woodside share.

- **High Island-A341** (40% working interest, 31.73% net revenue interest)

The first well was drilled and suspended in Q2 2005. Mariner Energy, Inc. is Operator and plans to spud a second well in Q1 2006 after the platform and pipeline are installed. Expected flow rates of 10 MMcf per day Woodside share in Q2 2006.

- **Matagorda Island 806** (50%; working interest, 38.75% net revenue interest)

The Matagorda Island 806-1 well has been sidetracked and shut-in at quarter end and remains shut-in due to a pipeline restriction. The well was expected to be back online in mid-December with a production rate of 6 MMcf per day. The delays are primarily due to weather and availability of a lift boat to inspect the well pipeline.

- **Breton Sound Block 41** (25%; working interest, 20.83% net revenue interest)

The BS-41, B-2 well is located in the Gulf of Mexico at Breton Sound Block 41. The well is being drilled by the 'Ensco 83' drilling rig. This well is being sidetracked updip at the end of the quarter and is currently at a depth of 4,070 m. The proposed total depth of the well is approximately 4,472m.

EXPLORATION ACTIVITIES

Exploration or appraisal wells drilled during Q4 2005 were:

Well Name	Basin/ Area	Target	Woodside's Interest (%)	Spud Date	Total Well Depth^ (metres)	Remarks
AUSTRALIA						
Calliance-1	Browse, WA-28-R	Gas	25.00	12 October	4,177	Successful exploratory appraisal
Pluto-3	Carnarvon, WA-350-P	Gas	100.00	29 December	3,450#	Drilling at end of quarter
AFRICA						
Labeidna-1	Mauritania, PSC B	Oil	53.85	5 November	3,080	Commerciality TBA
Zoulé-1	Mauritania, PSC C6	Oil	37.58	25 December	3,730#	Drilling at end of quarter
UNITED STATES						
Cabernet-1	GoM, BA366	Gas	33.33	13 July	5,180#	Exploration, non-commercial
Egmont-1*	GoM, MC413	Gas	30.00	1 August	4,668#	Exploration, drilling at end of quarter
BS-41 B-6	GoM, BS41	Gas	30.30	3 August	4,466	Exploration, completed for production
Seven Sisters-A2	GoM, WC489	Gas	37.50	13 September	4,615	Exploration, non-commercial
Undefeated-1	GoM, GA345	Gas	50.00	15 September	4,540#	Exploration, drilling at end of quarter
Arenal-1*	GoM, MC804	Gas	30.00	18 November	3,850	Exploration, non-commercial
King Kong-3*	GoM, VM16	Gas	20.00	18 November	4,520#	Exploration, drilling at end of quarter

Proposed total depth   ^ Reported depths referenced to the rig rotary table   * Not operated by Woodside

AUSTRALIA

- **Calliance-1**

  The Calliance-1 exploratory appraisal well, located in WA-28-R approximately 12 km north west of the Brecknock South-1 well in 574 m of water, was spudded by the 'Atwood Eagle' drill rig on 12 October 2005. The well reached a total depth of 4,177 m and intersected a gross gas-bearing interval of 172 m in the Plover Formation. The well confirmed the extension of the Calliance field (formerly known as Brecknock South) into the retention lease WA-28-R.

  The main reservoir interval was production tested and flowed at a maximum rate of 41 MMscf per day through a 1" choke from a 14 metre perforation interval. A second interval was perforated over 10 m and flowed at a maximum rate of 20 MMscf per day on a 44/64" choke.

  The results were in line with the pre-drill expectations and the well was plugged and suspended as planned.

- **Pluto-3**

  The Pluto-3 appraisal well, located in WA-350-P approximately 4 km south east of discovery well Pluto-1, was spudded by the Atwood Eagle on the 29th of December. The well is being drilled in water depth of approximately 590 m.

MAURITANIA

- **Labeidna-1**

  The Labeidna-1 exploration well, located in Mauritania PSC Block B is approximately 15 km south west of the Chinguetti Oil Field. The well reached a total depth of 3,080 m and intersected a gross oil bearing interval of 116 m, comprising an interbedded series of thin but high quality sands and claystones. The commerciality of Labeidna is still to be determined.

- **Zoulé-1**

  The Zoulé-1 exploration well, located in 783 m of water in Mauritania PSC Block C6, was spudded on the 25th of December. The well was drilling at the end of the quarter. Subsequently total depth was reached and wireline logs have identified the well as being uncommercial.

UNITED STATES – Gulf of Mexico

- **Brazos Block 366 - 'Cabernet Prospect'**

  The Cabernet-1 well, was drilled by the *'Pride Michigan'* rig. During the quarter, the well had reached a depth of 5,148 m, logged and plugged and abandoned as it was deemed non-commercial.

- **Mississippi Canyon Block 413 - 'Egmont Prospect'**

  The Egmont-1 well, operated by Spinnaker Exploration Company, was suspended due to the drill rig 'Artic I' being damaged during Hurricane Katrina. At the end of the quarter, a 13-3/8" casing had been successfully run and cemented at a depth of 2,120 m.

- **Breton Sound Block 41**

  The BS-41, B-6 well, was drilled by the 'Ensco 83' drilling rig. During the quarter, the well had reached a depth of 4,466 m at which point 7" casing was set and cemented. The well was completed. Expected flow rates are 1,956 Mcf and 52 bbl oil Woodside share.

- **West Cameron Block 489 - 'Seven Sisters Prospect'**

  The Seven Sisters-1 well, was drilled by the 'TODCO 207' drilling rig. It was logged, plugged and abandoned during the quarter having reached total depth of 4,615 m and deemed non-commercial.

- **Galveston Block 345 - 'Undefeated Prospect'**

  The Undefeated-1 well, was drilled by the 'TODCO 201' drilling rig. During the quarter, the well had reached 4,448 m and was preparing to log. Subsequently this well was deemed to be uncommercial.

- **Mississippi Canyon 804 - 'Arenal Prospect'**

  The Arenal-1 well, was operated by Mariner Energy Inc. was drilled by the 'Ocean America' drilling rig. During the quarter, the well reached the depth of 3,850 m prior to being plugged and abandoned and deemed non-commercial.

- **Vermillion Block 16 - 'King Kong Prospect'**

  The King Kong-3 well, is operated by McMoran Oil & Gas. The well is being drilled by the 'THE 27' drilling rig and at the end of the quarter, had reached a depth of 4,260 m.

Seismic surveys conducted during Q4 2005 were:

Location	Survey name	Type	3D (sq km full fold) 2D (line km full fold)
AFRICA			
Libya	NC210	2D	4,236 – in progress
Libya	NC206	2D / 3D	1,142 km / 680 sqkm – completed
Libya	Contract Areas 36,52,53	3D	1,685 – in progress
Libya	Contract Areas 35,36,52,53	2D	7,550 – in progress
Libya	NC207	2D	2,064 – in progress
Algeria	Ksar Hirane, Block 408a/409*	2D	1,300 – in progress
AUSTRALIA			
Timor Sea	Ikan	3D	1,287 – completed
Browse	Torosa	3D	719 - completed
Browse	Snarf / Dacey	3D	1,271 – in progress

*Not operated by Woodside.

Planned Q1 2006 exploration or appraisal wells:

Well Name	Basin / Area	Target	Woodside's Interest (%)	Water Depth (metres)	Proposed Total Depth^ (metres)	Remarks
AUSTRALIA						
Taj-1	Carnarvon, WA-20-L	Oil	45.94	55	3,050	Exploration, ~3.5km east of Ocean Legend production facility at Legendre
Pleiades-1	Carnarvon, WA-1-P	Oil	45.94	90	3,420	Exploration, ~30km NE of Legendre field
Thylacine South-1 ⊓	Otway, T/30P	Gas	51.55	100	3,400	Exploration well, ~1.5km south of the Thylacine gas field.
AFRICA						
Doré-1	Mauritania, PSC B	Oil	53.85	388	2,390	Exploration.
A1-NC209	Libya, Sirte Basin	Oil	45.0	onshore	3,800	First Woodside exploration well in onshore Libya
A1-NC210	Libya, Murzuq Basin	Oil & Gas	45.0	onshore	1,000	Commencement of drilling may slip into Q2 2006
NORTH AMERICA						
Wesson-1	GoM, MU771L	Gas	40.00	21	5,030	Exploration
Topaz-4	GoM, EB157	Gas	37.5	290	3,962	Exploration
BS-41 B-7	GoM, BS41	Gas	30.30	10	3,901	Exploration
HI-131 2	GoM, HI 131	Gas	25.0	10	5,181	Exploration
Claymore-1*	GoM, AT140	Gas	10.0	1,097	7,620	Exploration

^ Reported depths referenced to the rig rotary table
* Not operated by Woodside
⊓ Deviated well, surface location in production licence T/L 2

PERMITS AND LICENCES

Permits acquired or disposed of and licences awarded or relinquished during the quarter (some transactions may be subject to government and regulatory approval):

Region	Permit or Licence Area	Change in Interest (%) Increase or (Decrease)	Woodside's Current Interest %	Remarks
AUSTRALIA				
Carnarvon	WA-294-P (R1)	48.06	48.06	Permit renewal
Carnarvon	WA-248-P	0	45	Partial reliquinishment
Bonaparte	WA-279-P	(53.85)	0	Sale of interests
Bonaparte	WA-313-P	(50.00)	0	Sale of interests
NORTH AMERICA				
GoM	G27486 / BAA63 ; G27465 / MU803	100	100	Lease sale purchase
GoM	G27550 / EB156	25	25	Lease sale purchase
GoM	SL18730 / VR6; SL18731 / VR16	20	20	Lease sale purchase
GoM	G08195 / EB112	25	25	Farm in
GoM	G26363 / AT96; G16865 / AT140; G24221 / AT141; G25220 / AT142	10	10	Farm in
GoM	G26438 / MU776 ; G26439 / MU777 ; G26440 / MU792	100	100	Equity transfer
GoM	G24315 / MU752 ; G24318 / MU768 ; G24319 / MU769 ; G24386 / GAA176 ; G26501 / GAA201 ; G26457 / BA364 ; G25955 / EC158 ; G25984 / VR218 ; G25896 / WC318 ; G22189 / BA342	50	100	Equity transfer
GoM	G23948 / GI27	1.5	70	Equity transfer
GoM	G24350 / BAA65	(66.67)	0	Equity transfer
GoM	G23160 / BA397 ; G24384 / GAA120 ; G24385 / GAA121 ; G24379 / GAA79 ; G24380 / GAA89 ; G24387 / GAA177 ; G24388 / GAA178 ; G22193 / BA490 ; G24347 / BAA48 ; G24351 / BAA69 ; G23181 / GA355 ; G23182 / GA356 ; G24364 / GA327 ; G24343 / BA430 ; G24361 / GA316 ; G24314 / PNA26 ; G24363 / GA324 ; G24367 / GA353 ;	(50)	0	Equity transfer

Region	Permit or Licence Area	Change in Interest (%) Increase or (Decrease)	Woodside's Current Interest %	Remarks
	G24372 / GA464 ; 24373 / GA465			
GoM	G24342 / BA416 ; G25541 / GA322	(100)	0	Relinquishment
GoM	G24329 / MUA121 ; G24340 / MIA9 ; G23120 / PN977 ; G23121 / PN978 ; G24321 / MUA28	(50)	0	Relinquishment
GoM	G24430 / HIA386	(37.5)	0	Relinquishment
GoM	G22189; BA342	(100)	0	Lease expiry
GoM	G15942 / GB732; G15943 / GB733; G15948 / GB821; G15949 / GB823; G22157 / PN968; G22192 / BA478	(50)	0	Lease expiry
GoM	G15626 / AT445 ; G15627 / AT446 ; G15632 / AT489 ; G15633 / AT490 ; G15634 / AT491 ; G15636 / AT534	(16.67)	0	Lease expiry

SALES REVENUE AND EXPENDITURE

Woodside's sales revenue and exploration, evaluation and capital expenditure for the quarter were:

		Q4 2005	Q3 2005	Q4 2004	12 months 2005	12 months 2004
Sales Revenue (A$ millions)						
NWS	Domgas & LNG [1,2]	271.2	242.3	230.3	959.7	729.4
	Condensate [1]	162.7	171.1	114.1	628.4	463.0
	Cossack Oil [1]	71.9	95.7	77.0	376.8	308.4
	Liquefied Petroleum Gas[1]	34.1	24.7	16.9	92.1	59.4
Laminaria Oil [1]		102.9	84.4	57.6	314.9	264.3
Legendre Oil [1]		28.4	53.1	65.1	146.9	223.3
Mutineer Exeter Oil		47.4	50.9	-	128.8	-
Ohanet	Condensate	10.8	11.1	10.7	42.7	46.6
	Liquefied Petroleum Gas	7.2	7.4	7.1	28.5	30.4
Gulf of Mexico	Gas[8]	20.7	5.1	-	25.8	-
	Condensate[8]	1.5	0.4	-	1.9	-
	Oil[8]	0.1	0.1	-	0.2	-
	Total	**758.9**	**746.3**	**578.8**[3]	**2,746.7**	**2,124.8**[3]
Exploration and Evaluation Expenditure (A$ millions)						
Exploration	Expensed	122.7	72.5	97.9	272.6	247.2
	Capitalised[4,5,9]	22.3	11.1	(11.9)	88.1	(15.1)
Evaluation	Expensed	(13.1)[10]	0.0	8.3	14.7	8.3
	Capitalised[5,9]	73.4	58.9	42.8	187.9	119.7
	Total	**205.3**	**142.5**	**137.1**	**563.3**	**360.1**
Capital Expenditure (A$ millions)						
Oil & Gas Properties[5, 6, 9]		376.7	329.5	226.9	1,298.0[7]	642.3
Other Property, Plant & Equipment[9]		3.7	0.6	1.9	4.9	9.6
	Total	**380.4**	**330.1**	**228.8**	**1,302.9**	**651.9**

1 Woodside has adopted an entitlement method of recognising sales, commencing 1 January 2005. Prior year comparatives have been restated, in accordance with Australian equivalents to International Financial Reporting Standards, to reflect the sales that would have been disclosed had this policy been in place during the prior years. Under this method any under or over lift in sales volumes for the period is adjusted to reflect the Company's proportionate share of total venture sales. Previously, sales were accounted for on a 'physical' basis, with no allowance being made for under or over lifting.

2 Sales revenue excludes realised and unrealised gains/losses on embedded derivatives. 2005 prior quarter comparatives have been restated subsequent to the release of IFRIC (D15), which provided further guidance on the treatment of embedded derivatives under AASB 139.

3 LNG ship charter revenue that was previously disclosed as revenue in 2004 is now directly offset against LNG shipping expense.

4 Exploration Capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of amortisation of permit acquisition costs and well costs reclassified to expense on finalisation of well results.

5 Projects which have achieved Final Investment Decision, result in amounts of previously capitalised Exploration and Evaluation expenditure (from current and prior years) being transferred to Oil & Gas Properties. The table above does not reflect the impact of such transfers. The impact of the transfers will be reflected in the full-year financial report.

6 2004 quarter comparatives have been adjusted to reflect revised capitalised borrowing costs determined in the transition to the Australian equivalent of International Financial Reporting Standards.

7 2005 Oil & Gas Properties capital expenditure includes an amount of A$99.0M to recognise the acquisition of additional interests in the Laminaria-Corallina project following Woodside's acquisition of Shell's 16.67% interest in AC/L5, effective 11 March 2005.

8 Gulf of Mexico revenue has been reported net of royalties. Some hedges in place at the time of the Gryphon acquisition have been deemed *ineffective under IFRS accounting standards. Accordingly, the realised component of these hedges has not been reflected in sales revenues*

9 Exploration & Evaluation Expenditure and Capital Expenditure do not include additions resulting from the initial acquisition of Gryphon Exploration Company. Expenditure subsequent to the acquisition, ie from 1 September 2005, has been reflected in the table above.

10 Evaluation costs previously expensed in Q2 2005 in relation to Blacktip have been reversed in Q4 2005, as a result of its sale to Eni Australia BV.